Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

August 29, 2005 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

05010972

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated August 29, 2005

Enclosed is a copy of our News Release dated August 29, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

August 29, 2005 TSX Venture: DTA

NEWS RELEASE

PRELIMINARY VALUATIONS OF DO-27 DIAMONDS AVERAGE US$59 – $78 PER CARAT

Dentonia Resources Ltd. ("Dentonia"), a 1/3 equity holder in DHK Diamonds Inc., which has a 20% contributing interest in theDO27 Diamond Project (the "Project"), has been advised by Peregrine Diamonds Ltd. ("Peregrine"), the operator of the Project, as follows:

"---During the period February - April 2005, Peregrine collected a total of 151.27 dry tonnes of kimberlite from the southern lobe of the DO-27 pipe. The entire DO-27 complex including DO-18, has a surface expression of approximately sixteen hectares.

The diamonds from the mini-bulk sample were divided into two packages, PDL-1 and PDL-2, according to the different kimberlite geology noted in the drilling. Diamond parcel PDL-1, comprising approximately 78% of the total carats recovered, came from the pyrope and chrome diopside-rich kimberlite facies intersected in holes RC-1, 2, 4, 5 & 6, all of which averaged 0.98 carats/tonne. Parcel PDL-2, comprising approximately 22% of the total carats recovered, came from the olivine-rich facies of kimberlite intersected in hole RC-3, which returned a grade of 0.70 carats/tonne.

Three separate valuations were preformed by BHP Billiton Diamonds Ltd., Rio Tinto Diamonds and Aber Diamond Corp., and were based on fair market values in US dollars at the producer level, sometimes referred to as the "Primary Market". This is the market value the seller would have expected to receive for these goods if offered for sale on the date of the final viewing, and also assuming a reasonable margin for the buyer either for manufacturing or dealing on the secondary market. No size or value modelling was performed due to the small sample size.

The diamonds from each sample were sized to industry standard DTC sieve, grainer and carat size classes. The diamonds in each size class were sorted and valued based on each valuators current price book. As can be expected, there was a range in values with the larger sample, PDL-1, returning average values of US$77.77 US$67.02 and US$58.54 per carat. PDL-2 returned average values of US$35.36, US$34.31 and US$32.34 per carat although the very small sample size of PDL-2 means that a low degree of confidence must be attributed to the values from PDL-2. The average values for the total sample (combining PDL-1 and PDL-2) were US$67.20, US$59.95 and US$53.21 per carat. The highest value stone was a 1.85 carat stone, which was valued at between US$1,591 and US$2,063.

Due to the small size of the parcel of diamonds evaluated, these valuations must be considered to be preliminary. The valuators have indicated that "the size of the sample does not allow for an appropriate model of either the size distribution or quality profile" of the diamonds and that "the sample parcel presented contained a range of qualities,

colours, shapes and sizes as expected in exploration samples". The valuators also indicated that a larger sample to better determine the value per carat and overall quality profile of the project is necessary.

The results from PDL-1 are substantially higher than the previous valuations reported by Kennecott Canada Inc. ("Kennecott"), of US$21.70 per carat, reported in November 1994, for the 1079 carats collected from pyroclastic kimberlite from the north-east lobe of the DO-27 pipe, a zone now known to have very complex geology that differs from the larger southern lobe of DO-27. One valuator also noted that "the Peregrine samples contain less grey piqued and dark brown stones than the Kennecott sample". The average grade of Kennecott's underground bulk sample from the north-east lobe of DO-27 was 0.36 carats per tonne compared with the grade of 0.98 carats per tonne from the southern lobe of DO-27, as reported by Peregrine on June 14, 2005.

The values also compare favourably with published data for kimberlite pipes at BHP Billiton's Ekati™ Diamond Mine. The Annual Information Form of Dia Met Minerals, dated June 14, 2000, reported, as part of the feasibility study, an average grade for five of the Ekati™ pipes (Fox, Sable, Panda –underground and open pit, Misery and Koala - underground and open pit) of 1.09 carats per tonne. The average value was US$84 per carat.

Peregrine and its partners are currently engaged in a program of core drilling the DO-27 pipe and the DO-18 pipe located 700 meters north of DO-27. The core drilling is necessary for geologic and geotechnical information, microdiamond analysis, and as pilot holes to the large diameter RC drilling planned for next winter. All information is being used in a scoping/pre-feasibility study being prepared by SRK Consultants in Vancouver. Results are currently pending on microdiamond values from these holes and three previous core holes drilled during April – May, 2005, one of which reached a maximum depth of 465m below surface and ended in kimberlite. Results on the first three core holes are expected during October, 2005.

Peregrine and its partners are also in the process of planning the next round of large diameter RC drilling, scheduled to start during January, 2006, which is designed to take a substantially larger sample than that collected during the 2005 program. Details of both the core and large diameter RC drilling programs will be announced in September, 2005.

Commenting on the results, Eric Friedland, President, said "we are extremely encouraged by both the grades and the preliminary valuations that we have received thus far from the southern lobe of DO-27. These results are a vindication of our original thoughts on the pipe, and we are optimistic that values will continue to increase as we collect ever larger samples, and therefore improve our chances of recovering more rare and high value diamonds".

Dr. Jennifer Pell, P.Geo., a Qualified Person as defined by National Instrument 43-101, has reviewed and verified the technical information contained in this news release.---".

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.